Exhibit 99.1
NOTICE TO THE SHAREHOLDERS OF
ZIM INTEGRATED SHIPPING SERVICES LTD.
APRIL 7, 2022
In connection with the Notice and Proxy Statement dated March 16, 2022, for the Extraordinary General Meeting of Shareholders of ZIM Integrated Shipping Services Ltd. (the “Company”) scheduled for April 25, 2022 (the “Proxy Statement”), and as a result of the disposition by Kenon Holdings Ltd. (“Kenon”) of Company shares during March 2022, as disclosed by Kenon, as of the close of the trading day of Monday, March 28, 2022, the record date for the Extraordinary General Meeting of Shareholders (the “Record Date”), Kenon’s holding of Company shares was less than 25% of the Company’s outstanding share capital.
As a result of the foregoing, Proposal No. 2 detailed in the Proxy Statement no longer constitutes a Controlling Shareholder Transaction within the meaning of such term in the Israeli Companies Law and no longer requires approval by a special majority at the Meeting.
As such, the Proxy Statement and Proxy Card are hereby amended such that the required majority for the approval of Proposal No. 2 shall be the affirmative vote of a majority of the shareholders participating in the voting at the Meeting in person or by proxy, instead of the required majority stipulated in the Proxy Statement. A revised proxy card is attached to this Notice.
In addition, the date of the Meeting will be postponed in a manner that the Meeting will be held at 11:00a.m., Israel time, on Monday, May 2, 2022, at the Company’s offices at 9 Andrei Sakharov Street, Haifa, Israel. Accordingly, proxies of shareholders must be received by the Company no later than Monday, May 2, 2022 at 7:00a.m. Israel time, otherwise they shall not be valid at the Meeting and any Position Statements should be submitted to the Company at its registered offices, at 9 Andrei Sakharov Street, Haifa, Israel, to the attention of Mr. Noam Nativ, General Counsel and Company Secretary of the Company, no later than Friday, April 22, 2022.